Exhibit 99.1

Independent auditor’s report

To the shareholders and directors of Canadian Imperial Bank of Commerce

Opinion

We have audited the consolidated financial statements of Canadian Imperial Bank of Commerce (CIBC), which comprise the consolidated balance sheets as at October 31, 2020 and 2019, and the consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the years in the three-year period ended October 31, 2020, and notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “consolidated financial statements”).

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of CIBC as at October 31, 2020 and 2019, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended October 31, 2020 in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the consolidated financial statements” section of our report. We are independent of CIBC in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended October 31, 2020. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the “Auditor’s responsibilities for the audit of the consolidated financial statements” section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

Allowance for credit losses

Key audit matter	As more fully described in Note 1 and Note 6 to the consolidated financial statements, CIBC has used an expected credit loss (ECL) model to recognize $3.7 billion in allowances for credit losses on its consolidated balance sheet. ECL allowances represent an unbiased and probability-weighted amount, which is determined by evaluating a range of possible outcomes and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions. Forward-looking information (FLI), which involves significant judgment, is explicitly incorporated into the estimation of ECL allowances. ECL allowances are measured at amounts equal to either (i) 12-month ECL; or (ii) lifetime ECL for those financial instruments that have experienced a significant increase in credit risk (SICR) since initial recognition or when there is objective evidence of impairment.

Auditing the allowance for credit losses was complex and required the involvement of specialists due to the inherent complexity of the models, the large volume of data used, assumptions, judgments, and the interrelationship of these variables in measuring the ECL. Significant assumptions and judgments with respect to the estimation of the allowance for credit losses include (i) the determination of when a loan has experienced a SICR; (ii) the forecast of FLI for multiple economic scenarios and the probability weighting of those scenarios; (iii) the calculation of both 12-month and lifetime credit losses; and (iv) the application of expert credit judgment. Management has applied a heightened use of judgment in the areas noted above when assessing the impact of COVID-19 on the allowance for credit losses. Specifically, management has applied judgment in assessing the potential impact of government support programs and client relief measures on the ECL, including estimation of the effects on borrower risk ratings and retail portfolio migration. The allowance for credit losses is a significant estimate for which variations in model methodology, assumptions and judgments can have a material effect on the measurement of expected credit losses.

How our audit addressed the key audit matter	We obtained an understanding, evaluated the design and tested the operating effectiveness of management’s controls, including those related to technology, over the allowance for credit losses. The controls we tested included, amongst others, controls over model development and validation, economic forecasting, data completeness and accuracy, the determination of internal risk ratings for non-retail loans, and the governance and oversight controls over the review of the overall ECL, including the application of expert credit judgment.

To test the allowance for credit losses, amongst other procedures, we assessed, with the assistance of our credit risk specialists, whether the methodology and assumptions used in significant models that estimate ECL are consistent with the requirements of IFRS, CIBC’s own historical data and industry standards. This included an assessment of the thresholds used to determine a SICR. For a sample of FLI variables, with the assistance of our economic specialists, we evaluated management’s forecasting methodology and compared management’s FLI to independently derived forecasts and publicly available information. We also evaluated the scenario probability weights used in the ECL models. With the assistance of our credit risk specialists, we assessed the application of management’s expert credit judgment by evaluating that the amounts recorded were reflective of underlying credit quality and macroeconomic trends, including the impact of COVID-19, amongst other factors. We tested the completeness and accuracy of data used in the measurement of the ECL and evaluated the non-retail borrower risk ratings against CIBC’s risk rating scale. On a sample basis, we recalculated the ECL to test the mathematical accuracy of management’s models. We also assessed the adequacy of the allowance for credit loss financial statement note disclosures.

Fair value measurement of derivatives

Key audit matter	As more fully described in Note 3 and Note 13 of the consolidated financial statements, CIBC has recognized $32.7 billion in derivative assets and $30.5 billion in derivative liabilities. The portfolio of derivative instruments is presented by level within the fair value hierarchy, with the majority of the portfolio classified as Level 2. While derivative instruments classified as Level 1 have quoted market prices, those classified as Level 2 and 3 require valuation techniques that use observable and non-observable market inputs and involve the application of management judgment.

Auditing the valuation of derivatives was complex and required the application of significant auditor judgment and involvement of valuation specialists where the fair value was determined based on complex models and/or significant non-observable market inputs, including any significant valuation adjustments. The inputs and assumptions used to determine fair value that were subject to significant auditor judgment included, amongst others, correlations, volatilities and credit spreads. The valuation of derivatives is sensitive to these inputs as they are forward-looking and could be affected by future economic and market conditions.

How our audit addressed the key audit matter	We obtained an understanding, evaluated the design and tested the operating effectiveness of management’s controls over the valuation of CIBC’s derivatives portfolio, including those related to technology. The controls we tested included, amongst others, controls over the development and validation of models used to determine the fair value of derivatives, controls over the independent price verification process, including the integrity of significant inputs described above, and controls over significant valuation adjustments applied.

To test the valuation of these derivatives, our audit procedures included, amongst others, an evaluation of the methodologies and significant inputs used by CIBC. With the assistance of our valuation specialists, we performed an independent valuation for a sample of derivatives and valuation adjustments to assess the modelling assumptions and significant inputs used by CIBC to estimate the fair value. We independently obtained significant inputs and assumptions from external market data in performing our independent valuation. For a sample of models, and with the assistance of our valuation specialists, we assessed the valuation methodologies used by CIBC to determine fair value. We also assessed the adequacy of the disclosures related to the fair value measurement of derivatives.

Measurement of uncertain tax provisions

Key audit matter	As more fully described in Note 20 of the consolidated financial statements, CIBC has disclosed its significant accounting judgments, estimates and assumptions in relation to accounting for uncertainty in income taxes. CIBC operates in a tax environment with constantly evolving and complex tax legislation for financial institutions. Uncertainty in tax positions may arise as tax legislation is subject to interpretation. Estimating uncertain tax provisions requires management judgment to be applied in the interpretation of tax laws across the various jurisdictions in which CIBC operates. This includes significant judgment in the determination of whether it is probable that CIBC’s tax filing positions will be sustained relating to certain complex tax positions and, when probable, the measurement of such provision when recognized.

Auditing CIBC’s uncertain tax provisions required the involvement of our tax professionals and the application of judgment, including the interpretation of applicable tax legislation and jurisprudence.

How our audit addressed the key audit matter	We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over CIBC’s uncertain tax provisions. This included, amongst others, controls over management’s assessment of the technical merits of tax positions and the process related to the measurement of any related income tax provisions.

With the assistance of our tax professionals, our audit procedures included, amongst others, an assessment of the technical merits of income tax positions taken by CIBC and the measurement of any related uncertain tax provisions recorded. We inspected and evaluated correspondence from the relevant income tax authorities, income tax advice obtained by CIBC from external advisors including income tax opinions, CIBC’s interpretations of tax laws and the assessment thereof with respect to uncertain tax positions. We evaluated the reasonability of CIBC’s treatment of any new information received during the year relating to the amounts recorded. We also assessed the adequacy of the disclosures related to uncertain tax positions.

Goodwill impairment assessment of the U.S. Commercial Banking and Wealth Management Cash Generating Unit (U.S. CGU)

Key audit matter	As more fully described in Note 9 to the financial statements, CIBC has recognized goodwill of $4.1 billion related to the U.S. CGU. Goodwill is tested, at least annually, for impairment by comparing the recoverable amount of the U.S. CGU with the carrying amount of the U.S. CGU. The recoverable amount of the U.S. CGU is defined as the higher of its estimated fair value less cost to sell and its value-in-use. Goodwill is also required to be tested for impairment whenever there are indicators that it may be impaired.

Auditing CIBC’s U.S. goodwill impairment test was complex and required the involvement of specialists due to the highly judgmental nature of key assumptions and significant estimation required to determine the recoverable amount of the U.S. CGU. In particular, the estimate of recoverable amount was sensitive to significant assumptions, including, amongst others, forecast earnings, discount rate, and the terminal growth rate, which are affected by expectations about future market or economic conditions, including the impact of COVID-19.

How our audit addressed the key audit matter

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over CIBC’s goodwill impairment assessment process. These included, amongst others, controls over management’s review of the methodology and significant assumptions in the determination of the recoverable amount. Significant assumptions included forecast earnings, discount rate and the terminal growth rate.

With the assistance of our valuation specialists, we tested the estimated recoverable amount of the U.S. CGU which was determined based on a value-in-use calculation. We performed audit procedures that included, amongst others, assessing the methodology applied, testing the significant assumptions discussed above and testing the completeness, accuracy and relevance of underlying data used by CIBC in its assessment. We compared the significant assumptions and inputs used by CIBC to externally available industry and economic trends, which considered the impact of COVID-19. We evaluated the reasonability of management’s estimates by performing a comparison of management’s prior year projections to actual results and current performance and performed sensitivity analysis over the significant assumptions. We also assessed the adequacy of CIBC’s disclosures related to the impairment testing of goodwill.

Other information

Management is responsible for the other information. The other information comprises:

•	Management’s discussion and analysis; and
•	The information, other than the consolidated financial statements and our auditor’s report thereon, in the Annual Report.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

We obtained management’s discussion and analysis and the Annual Report prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing CIBC’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate CIBC or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing CIBC’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

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Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

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Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of CIBC’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
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Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on CIBC’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause CIBC to cease to continue as a going concern.

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Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

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Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within CIBC to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Helen Mitchell.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

December 2, 2020